Mercedes-Benz Auto Lease Trust 2020-A
Investor Report

Collection Period Ended   30-Jun-2021

Amounts in USD

Dates

Collection Period No.		18			
Collection Period (from... to)		1-Jun-2021	30-Jun-2021		
Determination Date		13-Jul-2021			
Record Date		14-Jul-2021			
Payment Date		15-Jul-2021			
Interest Period of the Class A-1 Notes (from... to)		15-Jun-2021	15-Jul-2021	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 7/15/2021		15-Jun-2021	15-Jul-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	289,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	570,000,000.00	19,216,755.17	0.00	19,216,755.17	33.713606	0.000000
Class A-3 Notes	520,000,000.00	520,000,000.00	486,919,297.56	33,080,702.44	63.616735	0.936383
Class A-4 Notes	135,100,000.00	135,100,000.00	135,100,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,100,000.00**	**674,316,755.17**	**622,019,297.56**	**52,297,457.61**		
Overcollateralization	256,702,694.31	278,901,424.35	278,901,424.35			
Total Securitization Value	**1,770,802,694.31**	**953,218,179.52**	**900,920,721.91**			
present value of lease payments	741,460,084.21	240,200,482.40	215,636,437.90			
present value of Base Residual Value	1,029,342,610.10	713,017,697.12	685,284,284.01			

	Amount	Percentage
Initial Overcollateralization Amount	256,702,694.31	14.50%
Target Overcollateralization Amount	278,901,424.35	15.75%
Current Overcollateralization Amount	278,901,424.35	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.820000%	29,145.41	0.051132	19,245,900.58	33.764738
Class A-3 Notes	1.840000%	797,333.33	1.533333	33,878,035.77	65.150069
Class A-4 Notes	1.880000%	211,656.67	1.566667	211,656.67	1.566667
Total		**1,038,135.41**		**$53,335,593.02**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,682,262,559.59	864,678,044.80	812,380,587.19

Available 2020-A Collections

Lease Payments Received	22,854,077.18
Net Sales Proceeds-early terminations (incl Defaulted Leases)	24,493,023.25
Net Sales Proceeds-scheduled terminations	18,860,678.62
Excess wear and tear included in Net Sales Proceeds	30,549.69
Excess mileage included in Net Sales Proceeds	78,245.38
Subtotal	66,207,779.05
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	557.70
Total Available Collections	**66,208,336.75**

Distribution on the Exchange Note

(1) Total Servicing Fee		794,348.48
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(1.89%)	1,361,867.92
(3) Exchange Note Principal Distributable Amount		52,297,457.61
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		11,754,662.74
Total Distribution		**66,208,336.75**

Available Funds ABS Notes

Total Exchange Note Payments	53,659,325.53
Reserve Account Draw Amount	0.00
Total Available Funds	**53,659,325.53**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,038,135.41
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	52,297,457.61
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	323,732.51
Total Distribution	**53,659,325.53**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	794,348.48	794,348.48	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,038,135.41	1,038,135.41	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	29,145.41	29,145.41	0.00
thereof on Class A-3 Notes	797,333.33	797,333.33	0.00
thereof on Class A-4 Notes	211,656.67	211,656.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,038,135.41	1,038,135.41	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	52,297,457.61	52,297,457.61	0.00
Principal Distribution Amount	52,297,457.61	52,297,457.61	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,427,006.74
Reserve Fund Amount - Beginning Balance	4,427,006.74
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	36.39
minus Net Investment Earnings	36.39
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,427,006.74
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	36.39
Net Investment Earnings on the Exchange Note	
Collection Account	521.31
Investment Earnings for the Collection Period	557.70

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,770,802,694.31	41,713
Securitization Value beginning of Collection Period	953,218,179.52	27,031
Principal portion of lease payments	16,337,367.45	
Terminations- Early	19,752,041.51	
Terminations- Scheduled	15,080,533.87	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,127,514.78	
Securitization Value end of Collection Period	900,920,721.91	25,887

Pool Factor	50.88%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.95	11.86
Weighted Average Seasoning (months)	13.43	26.90
Aggregate Base Residual Value	1,199,619,731.80	735,046,085.55
Cumulative Turn-in Ratio		73.11%
Proportion of base prepayment assumption realized life to date		49.67%
Actual lifetime prepayment speed		0.50%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	898,088,065.85	25,812	99.69%
31-60 Days Delinquent	2,137,449.72	56	0.24%
61-90 Days Delinquent	546,287.77	15	0.06%
91-120 Days Delinquent	148,918.57	4	0.02%
Total	900,920,721.91	25,887	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.077%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	959,840.56	25	18,771,442.65	461
Liquidation Proceeds	650,808.68		14,506,393.97	
Recoveries	315,074.76		3,175,787.52	
Principal Net Credit Loss / (Gain)	(6,042.88)		1,089,261.16	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.008)%
Prior Collection Period	(0.437%)
Second Prior Collection Period	0.492 %
Third Prior Collection Period	(0.229%)
Four Month Average	(0.046)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.062%

Average Net Credit Loss / (Gain)   2,362.82

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	35,000,249.60	1,119	486,494,126.81	15,360
Sales Proceeds and Other Payments Received	42,304,371.92		555,138,620.23	
Residual Loss / (Gain)	(7,304,122.32)		(68,644,493.42)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(9.454)%
Prior Collection Period	(7.770%)
Second Prior Collection Period	(8.379%)
Third Prior Collection Period	(9.221%)
Four Month Average	(8.706)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (3.876)%

Average Residual Loss / (Gain)   (4,469.04)